Exhibit 99.1

Seaspan Updates Proposed Voluntary Redemption of 7.125% Senior Notes

London, UK, September 10, 2020 – Seaspan Corporation (“Seaspan”), a wholly owned subsidiary of Atlas Corp. (“Atlas”) (NYSE:ATCO), today announced that it will not pursue the previously proposed voluntary redemption of its outstanding 7.125% senior unsecured notes due 2027 (the “Notes”). This decision aligns with Atlas and Seaspan’s prudent focus on maintaining a strong financial position during a period of uncertainty for the global capital markets. Seaspan may evaluate early redemption of the Notes at a later point in time.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. We target long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Our two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively.

For more information visit atlascorporation.com

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 125 containerships, representing total capacity of approximately 1,049,000 TEU. Seaspan’s operating fleet of vessels has an average age of approximately 7 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis.

For more information visit seaspancorp.com

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the possible future redemption of the Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions, we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the possibility that we will not be able to execute on our growth strategy, the possibility that we will not redeem the Notes prior to maturity; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas’ Annual Report on Form 20-F for the year ended December 31, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Matt Borys and Robert Weiner

Investor Relations

Atlas Corp.

Tel. +1-778-328-5340

Email: IR@atlascorporation.com

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